UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)**: March 19, 2011**

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

| Item 1.01 | Entry into a Material Definitive Agreement. |

Agreement for Sale of Morris Publishing Group, LLC's Athens (Ga.) Banner-Herald News Building.

On March 19, 2012, Morris Publishing Group, LLC ("Morris Publishing") entered into an Agreement of Purchase and Sale (the "Agreement") with Hagen Creek Properties, Inc., a Georgia corporation ("Buyer"), for the sale of Morris Publishing's newspaper building and real estate located at One Press Place, Athens, Georgia (the "Real Property"). The building contains approximately 102,000 square feet of space and is situated on approximately 3.1 acres.

Morris Publishing will continue to publish its newspaper, the Athens Banner-Herald, following the sale.

Under the Agreement, the Buyer will pay Morris Publishing $13,230,000, payable in cash, at closing (the "Purchase Price"). The Buyer is required to close on the Real Property no later than thirty (30) days following the expiration of a sixty (60) day "Buyer Review Period", or approximately June 17, 2012.

Buyer has broad rights to inspect the Real Property and may terminate the Agreement for any reason within 60 days after the date of the Agreement.

Morris Publishing will lease back approximately 10,000 square feet of the Real Property for a period of 5 years at an initial rate of $15.25 per square foot per year on a triple net basis, plus an allocation for common area maintenance.

Waivers under Working Capital Line of Credit.

On March 20, 2012, Morris Publishing received consents and/or waivers from CB&T, a division of Synovus Bank (the "Bank"), under the Loan and Line of Credit Agreement dated April 26, 2011 (the "Working Capital Facility"), permitting or consenting to the leaseback of such Real Property. The Bank previously consented to the sale of the Real Property and the use of the Net Cash Proceeds (as defined in the Indenture for the New Notes discussed in Item 8.01 of this Form 8-K) from the sale of the Real Property in Athens to prepay any balances under the Working Capital Facility and to repurchase New Notes under the Indenture, without terminating the Working Capital Facility.

Item 8.01 **Other Events.**

Morris Publishing also states the following information in this Item 8.01.

If consummated, the sale of the Real Property would constitute an "Asset Sale" as defined in Morris Publishing's Indenture dated March 1, 2010 (the "Indenture") with respect to its $100 million aggregate principal amount of Floating Rate Secured Notes due 2014 (the "New Notes"). Under the Indenture, Morris Publishing is required to use the "Net Cash Proceeds" (after deducting certain expenses and taxes, as defined in the Indenture) from an Asset Sale to prepay any amounts outstanding under its Working Capital Facility and then to offer to repurchase New Notes from note holders on a pro rata basis at a purchase price of 101% of the face amount of the New Notes repurchased.

The "Net Proceeds Offer" (as defined in the Indenture), must be mailed to holders of the New Notes within 25 days following the "Net Proceeds Offer Trigger Date" (as defined in the Indenture), which is 100 Business Days following receipt of the Net Cash Proceeds. The Indenture requires the repurchase to be consummated within 180 days of receipt of the Net Cash Proceeds from an Asset Sale.

Morris Publishing expects to use the Net Cash Proceeds of the sale of the Real Property to repurchase New Notes in accordance with the Indenture. Management views this sale as an important step in Morris Publishing's efforts to repay and/or refinance all of the indebtedness represented by the New Notes. Morris Publishing will explore refinancing opportunities, subject to market conditions, with hopes to repay and/or refinance this indebtedness in 2012.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **March 20, 2012** **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer